Exhibit 99.3

Financial Results for the Six Months Ended June 30, 2025

On August 7, 2025, we announced our financial results for the second quarter ended June 30, 2025, and on September 2, 2025, we furnished our unaudited condensed consolidated financial statements as of and for the six months ended June 30, 2025 and 2024. You should read the following in conjunction with the unaudited condensed consolidated financial statements as of and for the six months ended June 30, 2025 and 2024 and related notes in our Current Report on Form 6-K furnished to the Securities and Exchange Commission (the “SEC”) on September 2, 2025, our audited consolidated financial statements and other financial information as of and for the year ended December 31, 2024, appearing in our Annual Report on Form 20-F for the year ended December 31, 2024 (the “Annual Report”) and Item 5—“Operating and Financial Review and Prospects” of the Annual Report. The following may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including the information provided under the caption “Risk Factors” in our Annual Report and other factors discussed in our subsequent public filings with the SEC. Our financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). Results for the six months ended June 30, 2025 and 2024 are not necessarily indicative of results that may be expected for the year ending December 31, 2025.

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Total revenues for the first six months of 2025 were $433.4 million, an increase of 45% compared with the first six months of 2024. This growth was primarily driven by higher demand for our products across all major product lines, including record revenue from Foundry/Logic and from chemical metrology sales, as well as the acquisition of Sentronics Metrology GmbH (“Sentronics”). The increase in services revenue was mainly attributable to the expansion of our installed systems base.

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Gross margin in the first six months of 2025 was 57.6%, compared with 58.9% in the first six months of 2024. The decrease was primarily driven by the acquisition-related inventory step-up and the amortization of acquired intangible assets resulting from the Sentronics acquisition.

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Operating expenses in the first six months of 2025 were $120.7 million, compared with $93.0 million in the first six months of 2024. The increase was primarily driven by higher investments in existing and new products and technologies, infrastructure to support revenue growth, increased personnel costs, and the acquisition of Sentronics.

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On a GAAP basis, we reported net income of $133.1 million, or $4.17 per diluted share, in the first six months of 2025, compared with $82.0 million, or $2.56 per diluted share, in the first six months of 2024. The increase was primarily driven by higher revenues, which led to greater operating profit and financial income, partly offset by acquisition-related costs.

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On a non-GAAP basis, we reported net income of $140.4 million, or $4.38 per diluted share, in the first six months of 2025, compared with $96.6 million, or $3.00 per diluted share, in the first six months of 2024. The increase was primarily driven by higher revenues and the resulting growth in operating profit.

Key Business Updates

•	We completed the acquisition of Sentronics, a global provider of wafer metrology tools for back-end semiconductor fabrication.
•	We established a new manufacturing facility and office in Germany for our Chemical Metrology division.
•	As of August 30, 2025, the outstanding principal balance of the Convertible Senior Notes due October 15, 2025 (the “2025 Convertible Notes”) was $109 million.

Liquidity and Capital Resources

As of June 30, 2025, we had working capital of approximately $550 million, compared with approximately $514 million as of December 31, 2024. The increase in working capital during the first six months of 2025 was mainly attributable to higher inventories resulting from expanded operations and the acquisition of Sentronics, as well as a decrease in 2025 Convertible Notes due to conversions during the period.

Cash and cash equivalents, short-term and long-term deposits and marketable securities as of June 30, 2025, were $856 million compared to $820 million as of December 31, 2024, and increased mainly due to our fluent operating cash flow, partially offset by the Sentronics acquisition and share repurchase.

We believe that our current cash reserves will be adequate to fund our planned activities for at least the next twelve months. Our long-term capital requirements will be affected by many factors, including the success of our current products, our ability to enhance our current products and our ability to develop and introduce new products that will be accepted by the semiconductor industry.

Use of Non-GAAP Adjusted Financial Measures

This document includes certain non-GAAP financial measures, including non-GAAP gross margin, non-GAAP net income and non-GAAP earnings per share.  Non-GAAP financial measures may not provide information that is directly comparable to that provided by other companies in the Company’s industry, as other companies in the industry may calculate non-GAAP financial results differently, particularly related to non-recurring, unusual items. In addition, there are limitations in using non-GAAP  financial measures as they  exclude expenses that may have a material impact on the Company’s reported financial results such as amortization of acquired intangible assets, inventory step-up, stock-based compensation expenses, acquisition related expenses, revaluation of operating lease liabilities and remeasurement of intercompany loans, amortization of issuance costs and tax effect of non-GAAP adjustment, as applicable, and are therefore not calculated in accordance with GAAP. Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding the Company’s performance because they reflect our operational results and enhance management’s and investors’ ability to evaluate the Company’s performance before charges or benefits considered by management to be outside the Company’s ongoing operating results. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management believes that it is in the best interest of its investors to provide financial information that will facilitate comparison of both historical and future results and allow greater transparency to supplemental information used by management in its financial and operational decision making. A reconciliation of each GAAP to non-GAAP financial measure discussed in this document is contained in the accompanying financial tables.

Forward-Looking Statements

This document contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements. Factors that may affect our results, performance, circumstances or achievements include, but are not limited to, the following: increased information technology security threats, sophisticated computer crime and data privacy; foreign political and economic risks including supply-chain difficulties; regulations that could restrict our operations such as economic sanctions and export restrictions; changes in U.S. trade policies and taxation; indirect effects of the Russia–Ukraine conflict; market instability including inflation and recessionary pressures; risks related to doing business with China; catastrophic events; inability to protect our intellectual property; open source technology exposure, including risks related to artificial intelligence; challenges related to our new ERP system; failure to compete effectively or to respond to rapid technological changes; consolidation in our industry; difficulty in predicting the length and strength of any downturn or expansion period of the market we target; factors that adversely affect the pricing and demand for our product lines; dependency on a small number of large customers; dependency on a single manufacturing facility per product line; dependency on a limited number of suppliers; difficulty in integrating current or future acquisitions; lengthy sales cycle and customer delays in orders; risks related to conditions in Israel, including Israel’s conflicts with Hamas and other parties in the region; risks related to our convertible notes; currency fluctuations; and quarterly fluctuations in our operating results. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this document also involve risks and uncertainties summarized under the heading “Risk Factors” in Nova’s Annual Report on Form 20-F for the year ended December 31, 2024, filed with the SEC on February 20, 2025. These factors are updated from time to time through the filing of reports and registration statements with the SEC. We do not assume any obligation to update the forward-looking information contained in this document.

NOVA LTD.
RECONCILIATION OF GAAP TO NON-GAAP RESULTS
(U.S. dollars in thousands, except percentage and per share data) - (Unaudited)

	SIX MONTHS ENDED
	June 30, 2025	June 30, 2024
GAAP Gross Profit	249,549	175,822
Stock-Based Compensation*	3,616	3,486
Amortization of Acquired Intangible Assets	3,709	2,722
Acquisition Related Inventory Step-up	2,258	-
Non-GAAP Gross Profit	259,132	182,030
GAAP Gross Margin as a Percentage of Revenues	58%	59%
Non-GAAP Gross Margin as a Percentage of Revenues	60%	61%

GAAP Operating Income	128,875	82,838
Stock-Based Compensation*	12,633	12,666
Acquisition Related Inventory Step-up	2,258	-
Acquisition Related Expenses	859	-
Amortization of Acquired Intangible Assets	4,044	2,909
Non-GAAP Operating Income	148,669	98,413
GAAP Operating Margin as a Percentage of Revenues	30%	28%
Non-GAAP Operating Margin as a Percentage of Revenues	34%	33%

GAAP Net Income	133,114	82,002
Stock-Based Compensation*	12,633	12,666
Acquisition Related Inventory Step-up	2,258	-
Acquisition Related Expenses	859	-
Amortization of Acquired Intangible Assets	4,044	2,909
Amortization of Debt Issuance Costs	568	644
Revaluation of Operating Lease and Intercompany Loans	(11,751)	824
Tax Effect of Non-GAAP Adjustments	(1,367)	(2,477)
Non-GAAP Net Income	140,358	96,568

GAAP Basic Earnings Per Share	4.54	2.83
Non-GAAP Basic Earnings Per Share	4.79	3.33

GAAP Diluted Earnings Per Share	4.17	2.56
Non-GAAP Diluted Earnings Per Share	4.38	3.00

Shares Used for Calculation of Earnings Per Share (In Thousands):
Basic	29,315	29,018
Diluted	32,030	32,221

* Stock-based compensation for the six months ended June 30, 2025 included in - Cost of revenues – 3,616; Research and development, net – 5,481; Sales and marketing – 2,468; General and administrative – 1,068